Exhibit 99.1

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of TransAlta Corporation (the "Company") will be held on Tuesday, May 4, 2021 at 12:00 p.m. (Calgary time) in a virtual-only meeting format via live audio webcast at https://web.lumiagm.com/438758405 to:

1.	elect each of the 12 director nominees of the Company for the ensuing year (see "Business of the Meeting - Election of Directors" in the accompanying Management Proxy Circular);

2.	receive the audited consolidated financial statements of the Company for the year ended December 31, 2020, and the auditor's report thereon (see "Business of the Meeting – Financial Statements" in the accompanying Management Proxy Circular);

3.	re-appoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see "Business of the Meeting – Re-appointment of Auditors" in the accompanying Management Proxy Circular);

4.	consider a non-binding advisory resolution to accept the Company's approach to executive compensation, as described starting on page 39 of the accompanying Management Proxy Circular (see "Business of the Meeting – Advisory Vote on Executive Compensation" in the accompanying Management Proxy Circular);

5.	consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 46 of the accompanying Management Proxy Circular, ratifying, confirming and approving the Company’s 2021 Share Unit Plan (see “Business of the Meeting – Approval of 2021 Share Unit Plan” in the accompanying Management Proxy Circular);

6.	consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on pages 48 and 49 of the accompanying Management Proxy Circular, ratifying, confirming and approving certain amendments to the Company’s Stock Option Plan (the “Option Plan”) to decrease the number of common shares issuable under the Company’s Stock Option Plan and to remove the overall limit of 16,500,000 common shares issuable across all share compensation arrangements of the Company (see “Business of the Meeting – Stock Option Plan Amendments” in the accompanying Management Proxy Circular); and

7.	transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular dated March 24, 2021 of the Company and the form of proxy or the voting information form for the Meeting accompany this Notice of Annual and Special Meeting. You should carefully review all information contained in the Management Proxy Circular before voting.

This year, the Company is holding the Meeting by way of a live webcast. This webcast, which is in alignment with current restrictions on gatherings and is intended to ensure the health and safety of our shareholders and employees during the ongoing public health emergency, will allow registered shareholders and duly appointed proxyholders to participate, ask questions, and vote at the Meeting through an online portal. Accordingly, if you are a registered shareholder, you may participate via the live webcast of the Meeting through the online portal at https://web.lumiagm.com/438758405. Non-registered (or beneficial) shareholders may also listen to a live webcast of the Meeting through https://web.lumiagm.com/438758405, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders.

The Board of Directors unanimously recommends that you vote FOR ALL of the TransAlta director nominees and the other items of annual and special business at the Meeting.

March 24, 2021	By order of the Board of Directors of TransAlta Corporation

Scott Jeffers
Managing Director and Corporate Secretary
Calgary, Alberta